UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NORCRAFT COMPANIES, INC.

(Name of Subject Company (Issuer))

TAHITI ACQUISITION CORP.

an indirect wholly-owned subsidiary of

FORTUNE BRANDS HOME & SECURITY, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class Of Securities)

65557Y105

(CUSIP Number of Class of Securities)

Robert K. Biggart

Senior Vice President, General Counsel and Secretary

Fortune Brands Home & Security, Inc.

520 Lake Cook Road

Deerfield, IL 60015-5611

(847) 484-4400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

R. Scott Falk, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$441,445,112	$51,296

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $25.50, the per share tender offer price, by the 17,311,573 outstanding shares of common stock of Norcraft Companies, Inc. as of March 30, 2015.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, and Fee Rate Advisor #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.	☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.	☐ Amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer. ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer of Tahiti Acquisition Corp., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Fortune Brands Home & Security, Inc., a Delaware corporation (“Fortune Brands”), to purchase all outstanding shares of common stock, par value $0.01 per share (each a “Share”), of Norcraft Companies, Inc., a Delaware corporation (“Norcraft”), at a price of $25.50 per Share, net to the seller in cash, without interest (the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 2015 (as it may be amended or supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Purchaser and Fortune Brands. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of March 30, 2015 (as it may be amended or supplemented, the “Merger Agreement”), by and among Fortune Brands, Norcraft and the Purchaser, a copy of which agreement is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Pursuant to General Instruction F to this Schedule TO, the information set forth in the Offer to Purchase, including all annexes thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities subject to the Offer is Norcraft Companies, Inc., a Delaware corporation. Its principal executive office is located at 3020 Denmark Avenue, Suite 100, Eagan, MN 55121. Norcraft’s telephone number is (800) 297-0661.

(b) This Schedule TO relates to Norcraft’s Shares, par value $0.01 per Share. According to Norcraft, as of March 30, 2015, there were (i) 17,311,573 Shares issued and outstanding, (ii) 2,029,413 Shares reserved for issuance pursuant to Norcraft’s 2013 Equity Plan (including, as of March 30, 2015, outstanding options to purchase 1,142,383 Shares), and (iii) 2,426,167 LLC units of Norcraft Companies LLC (“LLC Units”), a subsidiary of Norcraft, exchangeable for 2,426,167 Shares pursuant to an exchange agreement between the holders of LLC Units and Norcraft.

(c) The information concerning the principal market in which the Shares are traded and certain high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The filing companies of this Schedule TO are (i) Fortune Brands and (ii) the Purchaser. The Purchaser’s principal executive office is located at c/o Fortune Brands Home & Security, Inc., 520 Lake Cook Road, Deerfield, Illinois 60011, and its telephone number is (847) 484-4400. Fortune Brands’s principal executive office is located at 520 Lake Cook Road, Deerfield, Illinois 60015 and its telephone number is (847) 484-4400. The information regarding Fortune Brands and the Purchaser set forth in Schedule I of the Offer to Purchase is incorporated herein by reference.

(b), (c) The information regarding Fortune Brands and the Purchaser set forth in Section 9 (“Certain Information Concerning Fortune Brands and the Purchaser”) of the Offer to Purchase and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 8 (“Certain Information Concerning Norcraft”), Section 9 (“Certain Information Concerning Fortune Brands and the Purchaser”), Section 11 (“Background of the Offer; Past Contacts or Negotiations with Norcraft”), Section 12 (“The Transaction Agreements”) and Section 13 (“Purpose of the Offer; No Stockholder Approval; Plans for Norcraft”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (c)(3)–(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 1 (“Terms of the Offer”), Section 6 (“Price Range of Shares; Dividends”), Section 7 (“NYSE Listing; Exchange Act Registration; Margin Regulations”), Section 11 (“Background of the Offer; Past Contacts or Negotiations with Norcraft”), Section 12 (“The Transaction Agreements”), Section 13 (“Purpose of the Offer; No Stockholder Approval; Plans for Norcraft”) and Section 14 (“Dividends and Distributions”) of the Offer to Purchase is incorporated herein by reference.

(c)(2) Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 10 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b) The information set forth in Section 9 (“Certain Information Concerning Fortune Brands and the Purchaser”) of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offer to Purchase titled Section 11 (“Background of the Offer; Past Contacts or Negotiations with Norcraft”) and Section 17 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

•	the consideration offered consists solely of cash;

•	the Offer is not subject to any financing condition; and

•	the Offer is for all outstanding securities of the subject class.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Fortune Brands, the Purchaser or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Norcraft or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2) The information set forth in Section 12 (“The Transaction Agreements”), Section 13 (“Purpose of the Offer; No Stockholder Approval; Plans for Norcraft”), Section 15 (“Conditions to the Offer”) and Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 12 (“The Transaction Agreements”), Section 15 (“Conditions to the Offer”) and Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 (“NYSE Listing; Exchange Act Registration; Margin Regulations”) of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the offer to purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS

(a)(1)(A)	Offer to Purchase, dated April 14, 2015.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.*

(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on April 14, 2015.*

(a)(2)	The Solicitation/Recommendation Statement of Norcraft Companies, Inc. filed April 14, 2015, as amended, incorporated herein by reference.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated March 30, 2015, issued by Fortune Brands, incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO of Fortune Brands filed March 30, 2015.

(a)(5)(B)	Press Release, dated March 30, 2015, issued by Norcraft, incorporated herein by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 of Norcraft Companies, Inc. filed March 30, 2015.

(a)(5)(C)	Press Release, dated April 13, 2015, issued by Fortune Brands, issued by Fortune Brands, incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO of Fortune Brands filed April 13, 2015.

(d)(1)	Agreement and Plan of Merger, dated as of March 30, 2015, by and among Fortune Brands, the Purchaser and Norcraft, incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K of Fortune Brands filed March 30, 2015.

(d)(2)	Confidentiality Agreement, dated as of December 11, 2014, by and between Fortune Brands and Norcraft.*

(d)(3)	Exclusivity Agreement, dated as of March 4, 2015, by and between Fortune Brands and Norcraft.*

(d)(4)	Tender and Support Agreement (Buller Family), dated as of March 30, 2015, by and among Fortune Brands Home & Security, Inc. and the stockholders named therein, incorporated herein by reference to Exhibit 99.3 to the Schedule 13D of Fortune Brands filed April 7, 2015.

(d)(5)	Tender and Support Agreement (SKM), dated as of March 30, 2015, by and among Fortune Brands Home & Security, Inc. and the stockholders named therein, incorporated herein by reference to Exhibit 99.4 to the Schedule 13D of Fortune Brands filed April 7, 2015.

(d)(6)	Amended and Restated Tender and Support Agreement (Trimaran), dated as of April 13, 2015, by and among Fortune Brands Home & Security, Inc. and the stockholders named therein.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2015	TAHITI ACQUISITION CORP.

	By:	/s/ Robert K. Biggart
	Name:	Robert K. Biggart
	Title:	Vice President

FORTUNE BRANDS HOME & SECURITY, INC.

	By:	/s/ Robert K. Biggart
	Name:	Robert K. Biggart
	Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated April 14, 2015.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.*

(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on April 14, 2015.*

(a)(2)	The Solicitation/Recommendation Statement of Norcraft Companies, Inc. filed April 14, 2015, as amended, incorporated herein by reference.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated March 30, 2015, issued by Fortune Brands, incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO of Fortune Brands filed March 30, 2015.

(a)(5)(B)	Press Release, dated March 30, 2015, issued by Norcraft, incorporated herein by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 of Norcraft Companies, Inc. filed March 30, 2015.

(a)(5)(C)	Press Release, dated April 13, 2015, issued by Fortune Brands, issued by Fortune Brands, incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO of Fortune Brands filed April 13, 2015.

(d)(1)	Agreement and Plan of Merger, dated as of March 30, 2015, by and among Fortune Brands, the Purchaser and Norcraft, incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K of Fortune Brands filed March 30, 2015.

(d)(2)	Confidentiality Agreement, dated as of December 11, 2014, by and between Fortune Brands and Norcraft.*

(d)(3)	Exclusivity Agreement, dated as of March 4, 2015, by and between Fortune Brands and Norcraft.*

(d)(4)	Tender and Support Agreement (Buller Family), dated as of March 30, 2015, by and among Fortune Brands Home & Security, Inc. and the stockholders named therein, incorporated herein by reference to Exhibit 99.3 to the Schedule 13D of Fortune Brands filed April 7, 2015.

(d)(5)	Tender and Support Agreement (SKM), dated as of March 30, 2015, by and among Fortune Brands Home & Security, Inc. and the stockholders named therein, incorporated herein by reference to Exhibit 99.4 to the Schedule 13D of Fortune Brands filed April 7, 2015.

(d)(6)	Amended and Restated Tender and Support Agreement (Trimaran), dated as of April 13, 2015, by and among Fortune Brands Home & Security, Inc. and the stockholders named therein.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.